Ford Underwriting Syndicate Members

Citigroup Global Markets, Inc.
Goldman, Sachs & Co.
JP Morgan Securities, Inc.
Deutsche Bank Securities, Inc.
Lehman Brothers Inc.
Merrill Lynch & Co., Inc.
Morgan Stanley & Co., Inc.